

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 29, 2006

Mr. Jack Egan
Senior Vice President and Chief Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

> **Re:** **Volt Information Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 18, 2006**
>
> **Form 10-Q for the Fiscal Quarters Ended April 30, 2006**
> **File Number 1-9232**

Dear Mr. Egan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director